# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: United Acquisition Corp. I, CIK 0002098669
CUSIP: G92ALM124
Title of class of securities: Class A Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: 7100 W. Camino Real, Suite 302-48, Boca Raton, Florida (FL), 33433
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304857

## Reporting persons
- MMCAP International Inc. SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,050,000; sole dispositive power 0; shared dispositive power 1,050,000; aggregate amount beneficially owned 1,050,000 (9.1% of the class)
  Comment: The number of Shares beneficially owned by the Reporting Person consists of 1,050,000 Units, each unit convertible into one Class A Ordinary Share, par value $0.0001, and warrants exercisable for an additional 262,500 Class A Ordinary Shares, par value $0.0001. The warrants are not exercisable for 12 months or until the Issuer enters into a business combination transaction.
- MM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,050,000; sole dispositive power 0; shared dispositive power 1,050,000; aggregate amount beneficially owned 1,050,000 (9.1% of the class)
  Comment: The number of Shares beneficially owned by the Reporting Person consists of 1,050,000 Units, each unit convertible into one Class A Ordinary Share, par value $0.0001, and warrants exercisable for an additional 262,500 Class A Ordinary Shares, par value $0.0001. The warrants are not exercisable for 12 months or until the Issuer enters into a business combination transaction.

## Item 1. Issuer
Name of issuer: United Acquisition Corp. I
Address of issuer's principal executive offices: 7100 W. Camino Real, Suite 302-48, Boca Raton, FL 33433

## Item 2. Person Filing
Name of person filing:
i) MMCAP International Inc. SPC
ii) MM Asset Management Inc.
Address of principal business office or, if none, residence:
i) c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P. O. Box 1348, Grand Cayman KY1-1108, Cayman Islands
ii) 161 Bay Street, TD Canada Trust Tower, Suite 2240, Toronto, Ontario M5J 2S1 Canada
Citizenship:
i) Cayman Islands
ii) Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,050,000
Percent of class: 9.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,050,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,050,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- MMCAP International Inc. SPC: Ulla Vestergaard, Director (05/11/2026)
- MM Asset Management Inc.: Hillel Meltz, President (05/11/2026)